UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company
By:	/s/ Charles Wang
	Name:	Charles Wang
	Title:	Chief Financial Officer
Date: November 30, 2010

2

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

3

Exhibit 99.1
Tongjitang Chinese Medicines Company Reports
Third Quarter 2010 Financial Results
SHENZHEN, China, November 29, 2010 (BUSINESS WIRE) — Tongjitang Chinese Medicines Company (the “Company” or “Tongjitang”) (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its financial results for the quarter ended September 30, 2010.
As announced on September 28, 2010, Tongjitang has entered into a share transfer agreement with Guizhou Huixian Investment Management Company Limited (the “Buyer”) to sell 100% of the equity interest in Guizhou Tongjitang Asset Management Company Limited (the “Asset Management Co.”), which holds Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd., Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd. and a 95% equity interest in Gui Liquor Co., Ltd., for a total cash consideration of RMB259.3 million.
In accordance with FASB Accounting Standards Codification (“ASC”) Subtopic 205 — 20 Presentation of Financial Statements — Discontinued Operations, the Company determined that the disposal of Asset Management Co. met the requirements as of September 30, 2010 to be reflected as assets and liabilities held for sale and discontinued operations in both the current and prior periods and accordingly, the Company adjusted the balance sheets as of December 31, 2009 and June 30, 2010 and statement of operations for the three and nine months ended September 30, 2009.
Financial Results for the Quarter Ended September 30, 2010
•	Net revenue from continuing operations increased 35.2% to RMB129.2 million ($19.3 million)[1], from RMB95.6 million in the prior year period.
•	Operating loss from continuing operations was RMB3.1 million ($0.5 million), compared to RMB15.3 million in the prior year period.
•	Net loss from continuing operations was RMB3.4 million ($0.5 million), which yielded net loss from continuing operations per share[2] of RMB0.03 ($0.00).
•	Total net loss attributable to the Company was RMB6.2 million ($0.9 million), which yielded net loss per ADS of RMB0.24 ($0.04) and net loss per share of RMB0.06 ($0.01).
•	Non-GAAP adjusted EBITDA per share was RMB0.03 ($0.00), compared to negative EBITDA per share of RMB0.06 in the third quarter of 2009.
Xiaochun Wang, Chief Executive Officer and Chairman of Tongjitang, stated, “Our strong revenue performance in the third quarter reflects notable and increasing contributions from our two major drugs, Xianling Gubao and Jingshu Granules, due to their inclusion in the National Essential Drug List (“EDL”). This revenue improvement shows the long-anticipated benefits of the healthcare reform and reflects gradual implementation of the EDL by local governments. We have started to realize gains from the industry reform and are confident that further implementation will continue to contribute to our long-term success.”
Net revenue from continuing operations in the third quarter of 2010 increased 35.2% to RMB129.2 million ($19.3 million) from RMB95.6 million in the third quarter of 2009. Xianling Gubao sales were RMB72.4 million ($10.8 million) in the third quarter of 2010, compared to RMB60.6 million in the third quarter of 2009. Net revenue from Moisturizing & Anti-itching Capsules and Zaoren Anshen Capsules increased to RMB19.4 million ($2.9 million) in the third quarter of 2010, compared to RMB12.8 million in the third quarter of 2009. Net revenue from Jingshu Granules increased to RMB15.4 million ($2.3 million) in the third quarter of 2010, compared to RMB5.8 million in the third quarter of 2009. Net revenue from the Company’s other products increased 34.1% to RMB22.0 million ($3.3 million) from RMB16.4 million in the third quarter of 2009.

Gross profit from continuing operations increased 14.4% to RMB65.9 million ($9.9 million) in the third quarter of 2010 from RMB57.7 million in the third quarter of 2009. Gross margin from continuing operations was 51.0% in the third quarter of 2010, compared to 60.3% in the same period of 2009. The gross margin decline mainly reflects increased costs of raw materials related to herbal medicines. In particular, the cost of San Qi, the major ingredient used in Jingshu Granules, tripled, during the first half of the year. Although its price has steadied since then, the impact on gross margin became increasingly apparent in the third quarter when the Company depleted its inventory and started to consume the higher-cost inventory purchased in the first half of the year for production. The price of barrenwort, used in the production of Xianling Gubao, remained stable in the third quarter of 2010.
Operating loss from continuing operations in the third quarter of 2010 decreased to RMB3.1 million ($0.5 million) from RMB15.3 million in the third quarter of 2009. The reduced operating loss was mainly attributable to decreased general and administrative expenses, reflecting the lower provision of bad debt compared to last year.
Net loss from continuing operations was RMB3.4 million ($0.5 million), which yielded net loss from continuing operations per share of RMB0.03 ($0.00).
Total net loss attributable to the Company was RMB6.2 million ($0.9 million), which yielded net loss per ADS of RMB0.24 ($0.04) and net loss per share of RMB0.06 ($0.01).
Non-GAAP adjusted EBITDA in the third quarter of 2010 was RMB3.0 million ($0.4 million), compared to negative EBITDA of RMB8.2 million in the third quarter of 2009. Non-GAAP adjusted EBITDA per share was RMB0.03 ($0.00) in the third quarter of 2010, compared to negative EBITDA per share of RMB0.06 in the third quarter of 2009. For the third quarter of 2010, the number of shares used in the computation of GAAP earnings per share and Non-GAAP adjusted EBITDA per share was 104.1 million, compared to 126.8 million in the prior year period. Please refer to the Company’s GAAP to non-GAAP reconciliation table provided below for additional details.
Balance Sheet
As of September 30, 2010, the Company’s continuing operations had cash and cash equivalents of RMB244.1 million ($36.5 million). This compares to RMB230.4 million as of December 31, 2009 and RMB 205.8 million as of June 30, 2010.
Financial Results for the Nine Months Ended September 30, 2009
For the nine months ended September 30, 2010, revenues from continuing operations were RMB355.7 million ($53.2 million), up from RMB305.1 million in the first nine months of 2009. During this same time period, gross profit from continuing operations was RMB197.2 million ($29.5 million), up from RMB186.4 million. Operating loss from continuing operations decreased to RMB12.0 million ($1.8 million) from RMB15.4 million in the first nine months of 2009. Total net loss attributable to the Company was RMB24.3 million ($3.6 million), or a loss of RMB0.23 ($0.03) per share, compared to RMB7.9 million, or RMB0.06 per share, in the first nine months of 2009. Net loss per ADS was RMB0.93 ($0.14) in the first nine months of 2010, compared with net income per ADS of RMB0.25 in the first nine months of 2009. On a year over year basis, weighted average number of shares outstanding for the first nine months of 2010 was 104.1 million.
Business Updates
•
On November 1, 2010, Tongjitang announced that it has entered into a definitive agreement and plan of merger with Hanmax Investment Limited (“Hanmax”), Fosun Industrial Co., Limited (“Fosun”) and Tonsun International Company Limited (“Tonsun”), a Cayman Islands exempted company, all of the outstanding shares of which are owned by Hanmax and Fosun. Mr. Xiaochun Wang, Chairman of the Company’s board of directors, Chief Executive Officer of the Company and the beneficial owner of approximately 51% of the Company’s outstanding ordinary shares, controls Hanmax. Fosun beneficially owns approximately 32% of the Company’s outstanding ordinary shares.

Pursuant to the merger agreement, each ordinary share of the Company (including shares represented by American Depositary Shares, each of which represents four ordinary shares) issued and outstanding immediately prior to the effective time of the merger, other than the ordinary shares and ordinary shares represented by American Depositary Shares owned by Hanmax, Tonsun and Fosunwill be cancelled in exchange for the right to receive $1.125 (or $4.50 per American Depositary Share, not including the fees and expenses of the ADS depositary) in cash without interest. The offer represents a 13.6% premium over the closing price of $3.96 per American Depositary Share on October 28, 2010, and a 14.8% premium over the last month volume weighted average closing price of $ 3.92 per American Depositary Share.

The Company’s board of directors, acting upon the unanimous recommendation of a special committee of independent directors, approved the merger agreement and resolved to recommend that the Company’s shareholders vote to adopt the merger agreement. The special committee, which is composed solely of directors unrelated to any of Tonsun, Fosun, Mr. Xiaochun Wang and Hanmax, negotiated and approved the terms of the merger agreement with the assistance of its financial and legal advisors.

•
On September 28, 2010, Tongjitang announced that it has entered into a share transfer agreement with the Buyer to sell 100% of the equity interest in the Asset Management Co., which holds Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd., Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd. and a 95% equity interest in Gui Liquor Co., Ltd., for a total cash consideration of RMB259.3 million. Additionally, the Buyer will release Guizhou Tongjitang Pharmaceutical Co., Ltd., the Company’s wholly owned subsidiary, from its obligation to guarantee RMB105.0 million bank loans of Gui Liquor Co., Ltd.

Pursuant to the share transfer agreement, the purchase price will be payable in four installments of 5%, 5%, 45% and 45%, respectively. As of the date of this press release, the Company has received the first installment of RMB13.0 million from the Buyer.

•
On September 8, 2010, Tongjitang announced that Mr. Charles Wang submitted his resignation as Chief Financial Officer for personal reasons on September 3, 2010. The resignation will be effective on December 2, 2010. The Company has commenced an executive search in order to find a replacement.

Conference Call
Tongjitang’s management team will hold a conference call on Tuesday, November 30, at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing/Hong Kong time) following the announcement. Listeners may access the call by dialing the following numbers:

United States toll free:	1-800-391-9278
Hong Kong toll free:	800-968-103
Northern China toll free:	10 800 712 0046
Southern China toll free:	10 800 120 0046
International:	1-719-325-2189
Listeners may access the replay from approximately two hours after the call ends through December 7, 2010 by dialing the following numbers:

United States toll free:	1-877-870-5176
International:	1-858-384-5517
Password:	6958069
An audio webcast of the call will also be available through the Company’s website at www.tongjitang.com.
About Non-GAAP Financial Measures
To supplement the Company’s unaudited condensed consolidated financial information presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures, non-GAAP adjusted EBITDA and non-GAAP adjusted EBITDA per share, all of which exclude depreciation and amortization, interest (income) expense, provision for income taxes, (gain) loss from discontinued operations (net of tax) and share-based compensation expenses recorded under FASB ASC Subtopic 718 — 10 Compensation — Stock Compensation: Overall (Pre-codification: SFAS No. 123(R), Share-Based Payment.) The Company’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and allows the management team to better plan and forecast future periods, as the non-GAAP financial measures provide additional information to the investors. The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Reconciliations of the Company’s non-GAAP financial data to the most comparable GAAP data are included at the end of this press release.

About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Guizhou Tongjitang Pharmaceutical Co., Ltd., Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante Pharmaceutical Co., Ltd. and Anhui Jingfang Pharmaceutical Co., Ltd., is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 35 other modernized traditional Chinese medicine products and 36 western medicines. Please visit www.tongjitang.com for more information.
Safe Harbor Statements
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Information regarding these risks, uncertainties and other factors is included in the Company’s most recent annual report on Form 20-F and other filings with the SEC. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
1.
This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended September 30, 2010 were made at the noon buying rate on September 30, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserves Bank of New York, which was RMB 6.6905 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.

2.	All references to “shares” are to the Company’s ordinary shares. Each of the Company’s American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.
CONTACT
ICR, Inc.
Christine Duan or Ashley M. Ammon
203-682-8200 (Investor Relations)

Tongjitang Chinese Medicines Company
Condensed Consolidated Statements of Operations
(In thousands, except share and per share data)

	Third Quarter Ended September 30			First 3 Quarters Ended September 30
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
			(Note)			(Note)
Net revenues	95,569	129,163	19,305	305,078	355,746	53,172
Cost of revenues	37,917	63,227	9,450	118,702	158,536	23,696

Gross profit	57,652	65,936	9,855	186,376	197,210	29,476
Advertising expenses	(5,458)	(6,230)	(931)	(21,856)	(12,102)	(1,809)
Other selling and marketing expenses	(41,664)	(46,666)	(6,975)	(107,198)	(139,001)	(20,776)
General and administrative expenses	(22,439)	(11,203)	(1,674)	(62,576)	(47,560)	(7,109)
Research and development expenses	(3,372)	(4,961)	(741)	(10,177)	(10,579)	(1,581)
Gain on disposal of property, plant and equipment and land use rights	—	—	—	—	34	5

Loss from operations	(15,281)	(3,124)	(466)	(15,431)	(11,998)	(1,794)
Other income (expenses):
Interest income	803	657	98	3,463	1,225	183
Interest expense	(2,159)	(2,477)	(370)	(6,424)	(6,948)	(1,038)
Government grants	1,157	1,191	178	3,577	3,475	519
Investment (loss) / gain	(95)	130	19	520	(89)	(13)
Other (expenses) / income, net	(143)	(104)	(16)	6,326	(215)	(32)

Loss from continuing operations before income taxes	(15,718)	(3,727)	(557)	(7,969)	(14,550)	(2,175)
Income tax (expense) / benefit	(227)	334	50	(3,809)	(2,337)	(349)

Net loss from continuing operations	(15,945)	(3,393)	(507)	(11,778)	(16,887)	(2,524)
Gain / (loss) from discontinued operations, net of tax	2,251	(2,816)	(421)	3,879	(7,431)	(1,111)

Net loss attributable to the Company	(13,694)	(6,209)	(928)	(7,899)	(24,318)	(3,635)

Net loss from continuing operations per share
Ordinary shares
-Basic	-0.13	-0.03	0.00	-0.09	-0.16	-0.02
-Diluted	-0.13	-0.03	0.00	-0.09	-0.16	-0.02

Gain / (loss) from discontinued operations per share
Ordinary shares
-Basic	0.02	-0.03	0.00	0.03	-0.07	-0.01
-Diluted	0.02	-0.03	0.00	0.03	-0.07	-0.01

Net loss per share
Ordinary shares
-Basic	-0.11	-0.06	-0.01	-0.06	-0.23	-0.03
-Diluted	-0.11	-0.06	-0.01	-0.06	-0.23	-0.03

Shares used in computation of earnings per share
Ordinary shares
-Basic	126,798,407	104,066,526	104,066,526	128,598,030	104,066,526	104,066,526
-Diluted	126,798,407	104,066,526	104,066,526	128,598,030	104,066,526	104,066,526

Note:

The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended September 30, 2010 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.6905 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at September 30, 2010. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company
Condensed Consolidated Balance Sheets
(In thousands, except share data)

	Dec. 31	Jun. 30	Sept. 30	Sept. 30
	2009	2010	2010	2010
	RMB	RMB	RMB	US$
				(Note)
ASSETS
Current assets:
Cash and cash equivalents	230,421	205,836	244,145	36,491
Short-term bank deposit	50,000	82,500	82,500	12,331
Notes receivable	62,662	48,453	40,523	6,057
Accounts receivable, net of allowance for doubtful accounts	244,220	238,068	222,022	33,185
Inventories	129,329	138,391	135,993	20,326
Trading securities	1,447	1,193	1,291	193
Prepaid advertising expenses	1,204	3,949	1,640	245
Receivable on sales of property, plant and equipment	9,320	9,320	9,320	1,393
Other prepaid expenses and current assets, net of allowance for doubtful accounts	78,654	83,732	87,424	13,068
Deferred tax assets	5,886	5,539	4,830	722
Current assets held for sale	267,220	546,377	565,103	84,463

Total current assets	1,080,363	1,363,358	1,394,791	208,474

Property, plant and equipment, net	113,642	107,457	104,527	15,623
Land use rights, net	21,456	21,128	21,014	3,141
Deposit for acquisition of a subsidiary	120,599	—	—	—
Deposits for acquisition of property, plant and equipment, and intangible assets	21,457	21,373	21,373	3,195
Deferred tax assets	2,809	2,660	3,470	519
Long-term other assets	1,000	1,000	1,000	149
Acquired intangible assets, net	27,592	25,459	24,413	3,649
Goodwill	2,345	2,345	2,345	350
Receivable on sales of property, plant and equipment	9,170	4,510	2,180	326

Total assets	1,400,433	1,549,290	1,575,113	235,426

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	(101,100)	(91,100)	(138,100)	(20,641)
Accounts payable	(22,580)	(19,272)	(25,510)	(3,813)
Accrued expenses and other current liabilities	(147,392)	(151,818)	(160,836)	(24,039)
Income taxes payable	(3,193)	(2,075)	(474)	(71)
Unrecognized tax benefit	(937)	(976)	(989)	(148)
Amounts due to related parties	(900)	(900)	(900)	(135)
Current liabilities held for sale	(124,872)	(286,443)	(307,233)	(45,921)

Total current liabilities	(400,974)	(552,584)	(634,042)	(94,768)
Long-term bank loans	(50,000)	(62,000)	(15,000)	(2,242)
Deferred tax liabilities	(11,868)	(13,245)	(13,761)	(2,057)

Total liabilities	(462,842)	(627,829)	(662,803)	(99,067)

Total shareholders’ equity attributable to the Company	(937,591)	(919,837)	(910,873)	(136,144)

Non-controlling interest	—	(1,624)	(1,437)	(215)

Total equity	(937,591)	(921,461)	(912,310)	(136,359)

Total liabilities and equity	(1,400,433)	(1,549,290)	(1,575,113)	(235,426)

Note:

The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended September 30, 2010 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.6905 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at September 30, 2010. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company
Reconciliation of GAAP to Non-GAAP
(In thousands, except share and per share data)

	Third Quarter Ended September 30			First 3 Quarters Ended September 30
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
GAAP net loss	(13,694)	(6,209)	(928)	(7,899)	(24,318)	(3,635)
Share-based compensation expenses (Note 2)	132	131	20	4,200	290	43
(Gain) loss from discontinued operations, net of tax	(2,251)	2,816	421	(3,879)	7,431	1,111
Depreciation and amortisation	5,992	4,769	713	15,353	14,605	2,183
Interest (income) expense, net	1,356	1,820	272	2,961	5,723	855
Provision for income taxes	227	(334)	(50)	3,809	2,337	349

Non-GAAP adjusted EBITDA	(8,238)	2,993	448	14,545	6,068	906

GAAP net loss per share
Ordinary shares
-Basic	-0.11	-0.06	-0.01	-0.06	-0.23	-0.03
-Diluted	-0.11	-0.06	-0.01	-0.06	-0.23	-0.03

Non-GAAP adjusted EBITDA per share
Ordinary shares
-Basic	-0.06	0.03	0.00	0.11	0.06	0.01
-Diluted	-0.06	0.03	0.00	0.11	0.06	0.01

Shares used in computation of GAAP net loss per share / Non-GAAP adjusted EBITDA per share
Ordinary shares
-Basic	126,798,407	104,066,526	104,066,526	128,598,030	104,066,526	104,066,526
-Diluted	126,798,407	104,066,526	104,066,526	128,598,030	104,066,526	104,066,526

Note 1:

The condensed consolidated financial statements and the related amounts of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended September 30, 2010 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.6905 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at September 30, 2010. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Note 2:

Share-based compensation expenses recorded in accordance to ASC subtopic 718-10 (“ASC 718-10”), Compensation — Stock Compensation: Overall (Pre-codification: SFAS No. 123(R), Share-Based Payment) are as follows:

	Third Quarter Ended September 30			First 3 Quarters Ended September 30
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
General and administrative expenses	132	131	20	4,200	290	43